                                                                                            EXHIBIT 12
                    INDIANA MICHIGAN POWER COMPANY
    Computation of Consolidated Ratio of Earnings to Fixed Charges
                   (in thousands except ratio data)
                                                                                              Twelve
                                                                                              Months
                                                        Year Ended December 31,               Ended
                                          1994       1995       1996       1997       1998    9/30/99
Fixed Charges:
  Interest on First Mortgage Bonds. . . $ 43,564   $ 43,410   $ 41,209   $ 39,678   $ 35,910   $ 32,813
  Interest on Other Long-term Debt. . .   24,725     23,564     20,100     21,064     27,457     34,962
  Interest on Short-term Debt . . . . .    1,883      2,003      2,982      3,248      4,903      7,110
  Miscellaneous Interest Charges. . . .    3,520      3,472      3,262      3,187      3,113      6,503
  Estimated Interest Element in
    Lease Rentals . . . . . . . . . . .   85,000     82,700     82,600     79,700     79,300     79,300
       Total Fixed Charges. . . . . . . $158,692   $155,149   $150,153   $146,877   $150,683   $160,688

Earnings:
  Net Income. . . . . . . . . . . . . . $157,502   $141,092   $157,153   $146,740   $ 96,628   $ 33,556
  Plus Federal Income Taxes . . . . . .   32,303     55,990     76,899     74,223     47,210     20,030
  Plus State Income Taxes (Credit). . .    6,063      7,058      9,270      7,519      4,938       (381)
  Plus Fixed Charges (as above) . . . .  158,692    155,149    150,153    146,877    150,683    160,688
       Total Earnings . . . . . . . . . $354,560   $359,289   $393,475   $375,359   $299,459   $213,893

Ratio of Earnings to Fixed Charges. . .     2.23       2.31       2.62       2.55       1.98       1.33